FIRST AMENDMENT TO THE EXPENSE LIMITATION AGREEMENT

THIS FIRST AMENDMENT to the Expense Limitation Agreement ("Agreement") is made this 1st day of January, 2004 by and between ICON Funds (the "Trust"), a Massachusetts business trust and Meridian Investment Management Corporation (the "Adviser"), a Colorado corporation.

WHEREAS, the Trust entered into an Agreement on December 1, 2003, agreeing to pay expenses related to the ICON Short-Term Fixed Income Fund (the "Fund") to the extend that Total Fund Operating Expenses of the Fund exceeded the limits set forth in Schedule A to the Agreement. The Trust and the Adviser hereby amend the Agreement as follows:

Effective January 1, 2004, the name Meridian Investment Management Corporation has been changed to ICON Advisers, Inc. All references to Meridian Investment Management Corporation in this Agreement shall be replaced with ICON Advisers, Inc.

All other terms of the Agreement shall remain in full force and effect.

This Amendment has been executed as of the date set forth above by a duly authorized officer of each party.

ICON FUNDS                             ICON ADVISERS, INC.


By:  /s/Erik L. Jonson                 By: /s/Andra C. Ozols

Name: Erik L. Jonson                   Name:  Andra C. Ozols

Title: Vice President & CFO            Title: Vice President & CFO